

September 5, 2014

<u>Via E-Mail</u>
Susan M. Ball
Chief Financial Officer
CVR Partners, LP
2277 Plaza Drive, Suite 500
Sugar Land, Texas 77479

> **Re:** **CVR Partners, LP**
> **Form 10-K for the Year Ended December 31, 2013**
> **Filed February 26, 2014**
> **File No. 001-35120**

Dear Ms. Ball:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within 10 business days by confirming that you will revise your document in future filings (unless otherwise indicated) and providing any requested information. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Year Ended December 31, 2013

Management's Discussion and Analysis of Financial Condition and Results of Operations, page 44

Results of Operations, page 49

1. We note your disclosure in footnote (3) on page 52 of your use of EBITDA and Adjusted EBTIDA as non-GAAP financial measures. We also note that you present Adjusted EBITDA because it is a key measure used in material covenants in your credit facility and the starting point for the calculation of your available cash for distribution. Further, you disclose that management believes that EBITDA and Adjusted EBITDA enable investors and analysts to better understand your ability to make distributions to your common unitholders and your compliance with covenants contained in your credit facility. In this regard, it appears you use EBITDA and Adjusted EBITDA as measures

Susan M. Ball
CVR Partners, LP
September 5, 2014
Page 2

of liquidity, rather than as performance measures in which case we believe the most directly comparable GAAP liquidity measure is cash provided by operating activities rather than net income. Please advise or revise accordingly. Please also note that the three major categories of the statement of cash flows should be presented in your disclosure when a non-GAAP liquidity measure is presented. See Question 102.06 of the C&DI *Non-GAAP Financial Measures*.

Notes to the Financial Statements

Note 17. Selected Quarterly Financial Information (Unaudited), page 101

2. Please revise to discuss the nature of any unusual or infrequent items that impacted your quarterly results of operations for the various periods presented, such as the planned turnaround of the nitrogen fertilizer plant in the fourth quarter of 2012. Refer to the requirement outlined in Item 302(a)(3) of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

• the company is responsible for the adequacy and accuracy of the disclosure in the filing;

• staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

• the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. You may also contact me at (202) 551-3813.

Sincerely,

/s/ Linda Cvrkel

Linda Cvrkel
Branch Chief